UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 19)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the section under the heading “(f) Cautionary Note Regarding Forward-Looking Statements” and renumbering “(f) Cautionary Note Regarding Forward-Looking Statements” as section (g):

“(f) Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled at 5:00 P.M., Eastern Time, on Tuesday, November 10, 2020. The depositary of the Offer has advised Stryker and Purchaser that, as of the expiration of the Offer on the Expiration Date, 124,901,861 Shares were validly tendered pursuant to the Offer and not properly withdrawn, which represented approximately 96% of the issued and outstanding Shares.

The number of Shares validly tendered into the Offer and not properly withdrawn satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer have been satisfied or waived, and on November 11, 2020, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the Expiration Time, on November 10, 2020, Stryker issued a press release announcing the expiration of the Offer and its intent to effectuate the Mergers. The full text of the press release is filed as Exhibit (a)(5)(X) to the Schedule 14D-9.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Mergers pursuant to the Purchase Agreement, and following the Acceptance Time, on November 11, 2020, the Company and Purchaser completed the Mergers whereby (i) the Company merged with and into Wright Luxembourg with Wright Luxembourg surviving the merger, (ii) Wright Luxembourg merged with and into Wright Bermuda with Wright Bermuda surviving the merger, and (iii) Stryker Unite, Ltd., a Bermuda exempted company that was formed by Stryker as a wholly-owned subsidiary of Purchaser, merged with and into Wright Bermuda with Wright Bermuda surviving the merger.

As a result of the Mergers, each Share held by shareholders of the Company who did not tender their Shares pursuant to the Offer was converted into the right to receive an amount in cash equal to the Offer Consideration, less applicable withholding taxes. As described in the Offer to Purchase, the paying agent for the Mergers will deduct and withhold Dutch dividend withholding tax (dividendbelasting) from the merger consideration in an amount equal to $1.85 (“Dutch Exit Tax Amount”) for each Share exchanged for cash in the Mergers and will retain the Dutch Exit Tax Amount so withheld until January 1, 2022 or such earlier date as directed by Stryker in writing. Stryker will notify the paying agent in writing on or prior to January 1, 2022 to either (i) remit the Dutch Exit Tax Amount to the appropriate Dutch governmental authority if the legislative proposal (the Emergency Act on Conditional Final Dividend Withholding Tax Levy (Spoedwet conditionele eindafrekening dividendbelasting) that has been submitted to the Dutch parliament or any replacement legislative proposal with substantially the same scope (the “Proposal”) is enacted prior to January 1, 2022 (the “Dutch Exit Tax”) or (ii) remit the applicable amount of the Dutch Exit Tax Amount to each former holder of Shares whose Shares were exchanged for cash in the Mergers, if (a) the Proposal has not been enacted prior to January 1, 2022, or (b) the Dutch Exit Tax is enacted prior to January 1, 2022, but no Dutch dividend tax withholding was required to be withheld.

Upon completion of the Mergers, Wright Bermuda became an indirect, wholly-owned subsidiary of Stryker. The Shares ceased trading on Nasdaq prior to the opening of trading on November 11, 2020, and will be delisted from Nasdaq and deregistered under the Exchange Act.

On November 11, 2020, the Company issued a notice announcing the effectiveness of the First-Step Merger and a notice announcing the effectiveness of the Second-Step Merger. The full text of the notices are filed as Exhibits (a)(5)(Y) and (a)(5)(Z), respectively, to the Schedule 14D-9. On November 11, 2020, Stryker issued a press release announcing the acceptance of the Shares and the consummation of the Mergers. The full text of the press release is filed as Exhibit (a)(5)(AA) to the Schedule 14D-9.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(X)	Press release issued by Stryker, dated November 10, 2020*

(a)(5)(Y)	Notice of Effectiveness of the First-Step Merger issued by the Company, dated November 11, 2020*

(a)(5)(Z)	Notice of Effectiveness of the Second-Step Merger issued by the Company, dated November 11, 2020 2020*

(a)(5)(AA)	Press release issued by Stryker, dated November 11, 2020*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020	STRYKER UNITE, LTD. (successor to Wright Medical Group N.V.)

	By:	/s/ Spencer S. Stiles
	Name:	Spencer S. Stiles
	Title:	President